Exhibit

Exhibit Description

99.1	Announcement on 2008/10/21: Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

99.2	Announcement on 2008/10/27:To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2008/10/28: Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

99.4	Announcement on 2008/10/29: UMC announced its unconsolidated operating results for the third quarter of 2008

99.5	Announcement on 2008/10/29: Change of internal audit officer of the Company

99.6	Announcement on 2008/11/11: UMC will attend investor conferences from 2008/11/11 to 2008/11/12

99.7	Announcement on 2008/11/07: October Revenue

99.8	Announcement on 2008/11/14: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2008/10/21

2.Method of the present increase (decrease) in investment:

Invest mainland Chinese company MYMYTI NETWORK TECHNOLOGY CO., LTD through CTC Capital Partners I, L.P

3.Transaction volume, price per unit, and total monetary amount of the transaction:

CTC Capital Partners I, L.P invest USD$481,650

4.Company name of the invested mainland Chinese company:

MYMYTI NETWORK TECHNOLOGY CO., LTD

5.Paid-in capital of said invested mainland Chinese company: RMB5, 614,602

6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$3,000,000

7.Main business items of said invested mainland Chinese company:

Mymyti dedicates to explore the opportunities in membership service for chain stores; their flexible system architecture is easy to meet various requirements in different retail segments

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB2, 023,818.70

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB (569,044.08)

11.Amount of actual investment to date in said invested mainland Chinese company: $0

12.Counterparty to the transaction and its relationship to the Company: None

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiation by CTC Capital Partners I, L.P and MYMYTI NETWORK TECHNOLOGY CO., LTD

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment

(including the present investment) approved by the

Investment Commission to date: USD$11,432,083

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 5.89%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.55%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 4.61%

25.Total amount of actual investment in the mainland China area to date: USD$10,950,433

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 5.64%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 4.36%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.41%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sub lot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2008/09/22~2008/10/26

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $1,717,354,350 NTD; total transaction price:$1,717,354,350 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials Asia Pacific Limited; on-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price: Not applicable

13.Has an appraisal report not yet been obtained: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction: No

18.Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2008/10/28

2.Method of the present increase (decrease) in investment: invest mainland Chinese company U-You Information Technology (Shanghai) Co., Ltd. through CTC Capital Partners I, L.P

3.Transaction volume, price per unit, and total monetary amount of the transaction: USD$29,078

4.Company name of the invested mainland Chinese company: U-You Information Technology (Shanghai) Co., Ltd.

5.Paid-in capital of said invested mainland Chinese company: USD$7,800,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$7,000,000

7.Main business items of said invested mainland Chinese company: Consulting Service for programming the business and marketing strategy of TV shopping channel

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Qualified Opinion

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB52, 919,441.37

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB (5,280,058.63)

11.Amount of actual investment to date in said invested mainland Chinese company: USD$57,631

12.Counterparty to the transaction and its relationship to the Company: None

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiation by CTC Capital Partners I, L.P and U-You Information Technology (Shanghai) Co., Ltd.

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$11,461,161

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 5.91%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 4.56%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 4.62%

25.Total amount of actual investment in the mainland China area to date: USD$10,950,433

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 5.64%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 4.36%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.41%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction: None

32.Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its unconsolidated operating results for the third quarter of 2008

1.Date of the investor/press conference: 2008/10/29

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the third quarter of 2008.Year-over-year revenue decreased about 20% to NT$24.75 billion from NT$31.03 billion, and a 1.9% QoQ decrease from NT$25.24 billion in 2Q08. The gross margin rate was 17%, the operating income was 3.8% of revenue, net loss was NT$1.41 billion and EPS was -NT$0.11 for the third quarter of 2008.

Dr. Shih-Wei Sun, CEO of UMC, said, “UMC’s Q3 results were in line with our previous guidance, with 883 thousand 8-inch equivalent wafers shipped and overall utilization rate for the quarter at 79%. Customer demand for advanced 90nm and 65nm technologies remained steady, with revenue from 90nm and below processes slightly rising to 38%. Looking ahead to Q4, we see that the environment is more challenging than we previously anticipated. Customers have adopted a cautious attitude with regard to their wafer demand forecasts due to uncertainty related to the current global economic situation.”

Dr. Sun continued, “UMC’s strengths in financial structure, capital position, independent technology development and manufacturing capabilities will enable us to overcome the challenges of the current global economic crisis. Our management has a wealth of experience dealing with the extremes of the business cycle, and UMC’s strategy of delivering customer-driven foundry solutions is designed to maximize benefits and profits for UMC and its customers over the long-term. We will continue to invest in developing advanced process technologies and expand our manufacturing capacity where necessary to increase our market share and penetration of business from our key foundry customers. Currently, 45/40nm is being prepared for pilot production this year, and development for the 28nm process is progressing smoothly in Fab 12A. At the same time, we continue to make significant achievements in enhancing productivity while successfully implementing cost control measures, and we anticipate further improvements going forward. I would like to emphasize the fact that our cost control measures will have no effect on our advanced technology research and development and the purchase of necessary equipment. These and other important expenditures will continue as planned so that we emerge from the current economic slowdown with even stronger long-term competitiveness. We will continue to pursue our foundry strategy, and are optimistic about the prospects of future growth and profitability once the global economy stabilizes and consumer confidence grows.”

4.Any other matters that need to be specified: None

Exhibit 99.5

Change of internal audit officer of the Company

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Internal audit officer

2.Date of occurrence of the change: 2008/10/29

3.Name, title, and resume of the replaced person: Grace Li, Director of Audit Division of UMC

4.Name, title, and resume of the replacement: Yen Huang, Deputy Director of Accounting Division of UMC

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): Position adjustment

6.Reason for the change: Position adjustment

7.Effective date: 2008/10/29

8.Contact telephone number of the replacement: 03-5782258

9.Any other matters that need to be specified: None.

Exhibit 99.6

UMC will attend investor conferences from 2008/11/11 to 2008/11/12

1.Date of the investor/press conference: 2008/11/11

2.Location of the investor/press conference: Singapore

3.Financial and business related information: The Company will attend Asia Pacific Summit held by Morgan Stanley from 2008/11/11 to 2008/11/12 in Singapore.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.7

United Microelectronics Corporation
November 7, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
October	Invoice amount	6,108,143	8,617,361	(2,509,218)	(29.12)
2008	Invoice amount	65,033,962	76,222,970	(11,189,008)	(14.68)
October	Net sales	7,906,693	10,127,451	(2,220,758)	(21.93)
2008	Net sales	81,895,792	89,277,929	(7,382,137)	(8.27)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	27,086,974
UMC’s subsidiaries	0	0	108,458

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	54,173,948
UMC’s subsidiaries	0	0	3,724,719
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	9,171,220	7,500,000
Net Profit from Fair Value	(122,022)	15,161
Written-off Trading Contracts	80,704,040	7,500,000
Realized profit (loss)	(196,312)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.8

United Microelectronics Corporation
For the month of November, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of November, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	September 30, 2008	October 31, 2008	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of	Number of shares
		shares held as of	held as of
Title	Name	September 30, 2008	October 31, 2008	Changes
Vice President	Shan-Chieh Chien	2,261,215	2,611,215	350,000

3)	The acquisition assets (NT$ Thousand)

Description of assets	October	2008
Fixed assets	41,980	503,207
Semiconductor Manufacturing Equipment	275,136	5,549,292

4)	The disposition of assets (NT$ Thousand)

Description of assets	October	2008
Fixed assets	0	0
Semiconductor Manufacturing Equipment	54,693	152,145